October 12, 2017

VIA EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington D.C. 20549

Mail Stop 3561

Phone: (202) 551-3217

Re:

Monaker Group, Inc.

Registration Statement on Form S-1

Filed September 25, 2017

File No. 333-220619

Dear Mr. McWilliams:

On behalf of Monaker Group, Inc., a Nevada corporation (the “Company”), we would like to thank you for your prompt review of the Company’s Form S-1 Registration Statement (File No. 333-220619) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2017. We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated October 11, 2017. In connection with these responses, the Company is filing an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Incorporation of Certain Information by Reference, page 91

1.

We note your disclosure on page 36 that your “common stock is a ‘penny stock’ under applicable SEC rules.” Please delete this section as you are not eligible to use incorporation by reference. Refer to General Instruction VII.D.1(c) of Form S-1.

RESPONSE:

The Company has deleted the “Incorporation by Reference” section of the Form S-1 in Amendment No. 1 and updated the filing accordingly.

Yours very truly,

/s/ John S. Gillies
John S. Gillies
(john@loevlaw.com)
Senior Associate